Surna Inc. Reports First Quarter 2016 Financial Results

Quarterly revenue nearly triples from first quarter 2015

Operating income reaches $365,000, improving $1.2 million compared to first quarter 2015

BOULDER, CO – May. 16, 2016 – Surna Inc. (OTCQB: SRNA), a technology company that engineers state-of-the art equipment for controlled environment agriculture (CEA) with special expertise in cannabis cultivation, reported its results for the quarter ended March 31, 2016.

CEO Stephen Keen said, “Throughout 2015 and 2016, we believe we have furthered our transformation to become one of the leading technology companies with cannabis expertise, energy-optimized products and turnkey cultivation solutions. First quarter 2016 results reflect our team’s tremendous efforts as we nearly tripled revenue compared to the prior year’s quarter and delivered operating income for the first time in the company’s history.

“Surna systems’ sales momentum continues to see strong growth. Also, we are nearing fulfillment of a purchase order for over 400 Reflectors for use in a commercial facility. We expect completing our first installation of this magnitude will provide Surna with significant data to optimize the Reflector and installation protocol in scale. As typical with cannabis licensing and facility construction, there were delays and, therefore, the Reflector delivery was postponed. In the meantime, we seized the opportunity to advance the Reflector and incorporate an interactive control system that will allow for facility temperature control using the cooling power of the Reflector itself. We believe we will begin shipments this quarter and remain quite confident this installation will provide important validation of our products and technologies.

“In 2016, we are focused on execution. Our strategic priorities are expanding sales of core products including our water chillers and dehumidifiers; commercializing our Reflector products; demonstrating our hybrid building concept in pilot form; capitalizing on the positive trends in the regulatory environment; and, ultimately, creating shareholder value.”

Results for First Quarter: 2016 Compared to 2015

●	Revenue grew over 200% to $2.5 million, compared to $819,000, reflecting sales momentum and greater demand as more states legalized cannabis.

●	Gross margin improved to 43.6% from 10.8%, reflecting favorable product mix and the benefit of a new pricing schedule.

●	Operating expenses were $724,000, compared to $968,000. While management continues to seek lower operating expense as a percentage of revenue, absolute expenses are expected to increase.

○	Advertising and marketing expenses were $14,000, down from $31,000, reflecting the prioritization and management of costs. Advertising and marketing spend is expected to increase in the second half of the year when the company has more frequent large trade events.

○	Product development costs decreased to $106,000, compared to $181,000 as the Reflector moved from R&D to production.

○	SG&A expenses were reduced to $601,000, compared to $756,000 as management improved operating efficiencies, reduced personnel costs and focused on cost containment.

●	Operating income improved to $365,000, from an operating loss of $880,000.

●	Net loss was $746,000, or $0.01 per share, compared to $1.4 million, or $0.01 per share. The non-cash derivative mark-to-market charge was $422,000, compared to a gain of $48,000 in the first quarter of 2015.

As of March 31, 2016, cash was $1.1 million, compared to $331,000 at December 31, 2015. Deferred revenue was $1.4 million, up from $986,000. Deferred revenue represents contracts in progress, as the company recognizes revenue as products are shipped or services are performed.

First Quarter 2016 Highlights

●	Secured a contract for approximately $725,000 with Las Vegas cultivator Cloud 9 Wholesale for a facility that covers 30,000 square feet, which will require approximately 550 tons of cooling equipment for cultivation climate control.

●	Received four design patents from the United States Patent and Trademark Office for its Surna Reflector products that deliver more direct light to the canopy while providing unique thermodynamic characteristics that improve heat transfer from the cultivation area. Surna now has eight pending patent applications and four issued patents.

●	Appointed Ellen White as its Chief Financial Officer. Ms. White served as the director of finance since September 2015 and brings more than 20 years of financial and accounting experience including National Sports Center for the Disabled (NSCD), Healthgrades, Microsoft, EY and KPMG.

Conference Call

Management will review the results on a conference call today, May 16, 2016, at 9:00 a.m. MT/ 11:00 a.m. ET. To access the conference call, please dial 855-327-6837, if calling from the United States or Canada, or 631-891-4304, if calling internationally, and use passcode 10001215.

A replay of the call will be available until May 20, 2016, which can be accessed by dialing 877-870-5176, if calling from the United States or Canada, or 858-384-5517, if calling internationally. Please use passcode 10001215 to access the replay.

The call will be webcast and available at www.surna.com/investor-relations where a transcript of the call will also be provided shortly after it concludes.

About Surna

Surna Inc. (www.surna.com) develops innovative technologies and products that monitor, control and or address the energy and resource intensive nature of indoor cannabis cultivation. Currently, the company’s revenue stream is based on its main product offerings – supplying industrial technology and products to commercial indoor cannabis grow facilities.

Headquartered in Boulder, CO, Surna’s diverse engineering team is tasked with creating novel energy and resource efficient solutions, including the company’s signature water-cooled climate control platform. The company’s engineers continuously seek to create technology that solve the highly specific demands of the cannabis industry for temperature, humidity, light and process control.

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Surna’s goal is to provide intelligent solutions to improve the quality, the control and the overall yield and efficiency of CEA. Though its clients do, the company neither produces nor sells cannabis.

Forward Looking Statements

This press release contains forward-looking statements regarding the Company’s future business expectations, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including Surna’s ability to monetize service components, Surna’s support of premium prices for existing products, commercialization of research and development efforts and continued expansion of legal cannabis markets. Other risks and uncertainties include, among others, risks related to new products, services, and technologies, government regulation and taxation, and fraud. In addition, the current global economic climate amplifies many of these risks. More information about factors that potentially could affect Surna’s financial results is included in Surna’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent filings. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Statement About Cannabis Markets

The use, possession, cultivation, and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high-risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

At the Company	Investor Relations
Katie O’Block	Kirsten Chapman/ Becky Herrick
VP of Marketing	LHA Investor Relations
Katie@surna.com	(415) 433-3777
303-993-5271 ext. 101	bherrick@lhai.com

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Surna Inc.

Condensed Consolidated Balance Sheets

	Mar. 31, 2016	Dec. 31, 2015
	Unaudited
ASSETS
Current Assets
Cash	$1,140,823	$330,557
Accounts receivable (net of allowance for doubtful accounts of $85,000 and $40,873, respectively)	299,351	299,194
Note receivable	157,218	207,218
Inventory	1,073,573	1,261,802
Prepaid expenses	80,269	193,969
Total Current Assets	2,751,234	2,292,740

Noncurrent Assets
Property and equipment, net	129,339	162,530
Intangible assets, net	648,727	647,464
Total Noncurrent Assets	778,066	809,994

TOTAL ASSETS	$3,529,300	$3,102,734

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued liabilities	$1,752,025	$2,066,803
Deferred revenue	1,395,818	986,445
Current portion long term debt	-	1,551
Amounts due shareholders	211,388	216,995
Convertible promissory notes, net	1,876,155	1,227,761
Convertible accrued interest	345,387	201,257
Derivative liability on conversion feature	396,260	472,967
Derivative liability on warrants	206,357	139,192
Total Current Liabilities	6,183,390	5,312,971

Noncurrent Liabilities
Convertible promissory notes, net	-	523,822
Convertible accrued interest	-	80,674
Vehicle loan	-	32,564
Total Noncurrent Liabilities	-	637,060

TOTAL LIABILITIES	6,183,390	5,950,031

Commitments and Contingencies	-	-

SHAREHOLDERS’ DEFICIT
Preferred stock, $0.00001 par value; 150,000,000 shares authorized; 77,220,000 shares issued and outstanding	772	772
Common stock, $0.00001 par value; 350,000,000 shares authorized; 138,414,163 and 125,839,862 shares issued and outstanding, respectively	1,385	1,259
Paid in capital	9,153,566	8,214,271
Accumulated deficit	(11,809,813)	(11,063,599)
Total Shareholders’ Deficit	(2,654,090)	(2,847,297)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$3,529,300	$3,102,734

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Surna Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Three Months Ended
	March 31,
	2016	2015
Revenue	$2,498,604	$819,063

Cost of revenue	1,409,944	730,764

Gross margin	1,088,660	88,299

Operating Expenses:
Advertising and marketing expenses	13,503	31,142
Product development costs	106,279	180,989
Selling, general and administrative expenses	603,899	755,714
Total operating expenses	723,681	967,845

Operating income (loss)	364,979	(879,546)

Other income (expense):
Interest and other income (expense), net	6,164	-
Interest expense	(272,972)	(160,260)
Amortization of debt discount on convertible promissory notes	(422,668)	(426,800)
Gain (loss) on change in derivative liabilities	(421,717)	48,163
Total other income (expense)	(1,111,193)	(538,897)

Loss from continuing operations before provision for income taxes	(746,214)	(1,418,443)

Provision for income taxes	-	-

Net loss	(746,214)	(1,418,443)

Comprehensive loss	-	-

Comprehensive loss	$(746,214)	$(1,418,443)

Loss per common share - basic	$(0.01)	$(0.01)

Weighted average number of common shares outstanding, basic	130,268,814	115,852,402

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